UNITE... ...SION

24000396

FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65778

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SHAREHOLDERS SERVICE GROUP, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
... 2024
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9845 ERMA ROAD STE 312
(No. and Street)

SAN DIEGO	CA	92131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Mangan	858-530-1031	pmangan@shareholdersgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Mangan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SHAREHOLDERS SERVICE GROUP, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE ATTACHED:
CA ACK
CA JURAT

Signature: [signature]

Title: CEO

Notary Public

SEC Mail Processing

Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San diego

Subscribed and sworn to (or affirmed) before me on this 06 day of Feb,

2024 by Farshad Daneshvar,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

FARSHAD DANESHVAR
COMM. # 2473782
NOTARY PUBLIC CALIFORNIA
SAN DIEGO COUNTY
Commission Exp: Nov. 25, 2027

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Reports
(Title or description of attached document)

Form X-17A-5 Part III
(Title or description of attached document continued)

Number of Pages 2 Document Date 2/6/24

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - Additional information Is not required but could help to ensure this jurat is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Shareholders Service Group, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shareholders Service Group, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
February 22, 2024

Shareholders Service Group, LLC

Statement of Financial Condition

December 31, 2023

Assets

Cash and cash equivalents	$	1,622,326
Deposit with clearing broker		100,000
Accounts receivable		2,500
Prepaid expense		229,239
Property and equipment, net		44,053
Operating lease right-of-use asset		168,983
Other assets		5,390
Total assets	**$**	**2,172,491**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	36,255
Operating lease liabilities		180,508
Payable to clearing broker		25,970
Other liabilities		9,240
Due to related party		32,984
Total liabilities		**284,957**
Member's Equity		
Member's equity		1,887,534
Total Member's Equity		**1,887,534**
Total Liabilities and Member's Equity	**$**	**2,172,491**

The accompanying notes are an integral part of these financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Shareholders Service Group, Inc., (the "Company") was incorporated in the State of California on September 30, 2002. In 2023, the Company reorganized its legal entity type to a Limited Liability Company. Also in 2023, the ownership was acquired by Altruist Corp, a Delaware corporation, whereupon it became the sole member of the Company. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which includes several classes of securities, including mutual funds, equities, fixed income and related securities services. The Company engages primarily in agency trades of securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a settlement date basis. Accounting Principles Generally Accepted in the United States of America (US GAAP) requires securities transactions to be recorded on a trade date basis. There is no material difference between trade date and settlement date accounting for income. Other income is primarily service fees, software subscriptions, insurance product trail fees, dividends and interest. Other income is recorded when received.

Advertising costs were $22,400 in 2023. Advertising costs are expensed at the time they are incurred.

For the purpose of the statement of cash flows, cash and cash equivalents are defined as bank deposits, cash deposits in money market funds, and cash at the clearing broker.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

The Company has adopted FASB ASC 820, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

For the year prior to the acquisition by Altruist Corp, with the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there is a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800. For the period after the acquisition by Altruist Corp, the company became a Limited Liability Company and retained its pass-through status where the member is individually taxed on the Company's taxable income. The Company elected to take advantage of the California Pass-through Entity Tax ("PTE"). This permits paying an entity-level tax on pass-through income and treating the elective tax as a tax on the PTE. During the year ended December 31, 2023, the Company elected to pay PTE tax for its member in the amount of $10,003. Similar to the prior S Corporation structure, the LLC will now incur a minimum franchise tax and gross receipts fees.

Property and equipment are stated at cost net of depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 2: CASH AND DEPOSIT WITH CLEARING BROKER

The Company has a brokerage clearing agreement with Pershing LLC, A BNY Mellon Company ("Clearing Broker"), to carry its securities accounts and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the majority of Company's cash balances, of which $100,000 serves as collateral for any amounts due to the Clearing Broker as well as

NOTE 2: CASH AND DEPOSIT WITH CLEARING BROKER ***(Continued)***

collateral for securities sold short or securities purchased on margin. Interest is paid monthly on this cash deposit at the average overnight repurchase rate.

The Company also has $1,548,099 in cash in various accounts maintained with Pershing. These accounts are classified as cash on the Statement of Financial Condition.

NOTE 3: MARKETABLE SECURITIES, AT MARKET VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of December 31, 2023, the Company did not hold any marketable securities, except for money market funds, which are classified as cash and cash equivalents on the Company's financial statement.

NOTE 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counter-parties with which it is engaged.

NOTE 5: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2023. Based upon this review, the Company has implemented the pronouncements that require adoption (if any), and has also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023, the Company had net capital of $1,577,390 which was $1,477,390 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($115,974) to net capital was 0.07 to 1, which is less than the 15 to 1 maximum allowed.

NOTE 7: CONTINGENCIES

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2023, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts, and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2023, or during the year then ended.

NOTE 9: PROPERTY AND EQUIPMENT, NET

Property and equipment, net, are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Equipment	$	81,396	5
Computer software		5,741	5
Furniture		41,488	7
		128, 626	
Less: accumulated depreciation		(84,572)	
Property and equipment, net, net	$	44,053	

Depreciation expense for the year ended December 31, 2023, was $3,727.

Note 10: LEASE

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants.

The components of lease cost for the year ended December 31, 2023, are as follows:

Operating lease cost	$84,491
Variable lease cost	18,353
Total operating lease cost	$102,844

Amounts reported in the Statement of Financial Condition as of December 31, 2023 are as follows:

Operating lease:	
Right-of-use asset	$168,983
Lease liability	$180,508

Future minimum lease payments under the non-cancelable operating lease as of December 31, 2023, are as follows:

2024	$91,153
2025	$93,124
Total undiscounted lease payments	$184,277
Less imputed interest	(3,769)
Total lease liability	$180,508

Other information as of December 31, 2023:

The discount rate used for the lease present value calculation is its incremental borrowing rate ("IBR") of 2% at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable.

NOTE 11: RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees ("the Plan") covering all of its eligible employees. The Plan is discretionary and continuance of the Plan is at the sole discretion of the Company. For the year ended December 31, 2023, the Company recorded a contribution to the Plan of $87,588, which is included in employee compensation and benefits on the Statement of Income.

NOTE 12: DUE TO RELATED PARTY

The sole member paid expenses such as office, computer and utilities for the Company. As of December 31, 2023, the Company has a balance due to the sole member of $32,984.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.